

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Frederick Ahlholm
Chief Financial Officer
Minerva Neurosciences, Inc.
1601 Trapelo Road
Suite 286
Waltham, MA 02451

      Re: Minerva Neurosciences, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-36517

Dear Mr. Ahlholm:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences